Via EDGAR

October 3, 2014

Mr. John P. Nolan

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Horizon National Corporation (“FHN” or “we”)

Form 10-K for Fiscal Year Ended December 31, 2013 (“2013 Form 10-K”)

Filed February 27, 2014

Dear Mr. Nolan:

We are in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 23, 2014, to Mr. William C. Losch III, Executive Vice President and Chief Financial Officer, regarding the above-referenced filing. We appreciate the Staff’s careful review of our filing and look forward to working with the Staff to resolve the Staff’s comments. For your convenience, we have included the Staff’s comment below in boldface followed by our response. As the request pertains to disclosure in future filings, our response includes an illustrative example of the future proposed disclosure enhancement. In this particular case, the proposed tables are based on recent year-end quantitative data and will be updated in our Form 10-K Filing for the period ended December 31, 2014.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13

Asset Quality – Trend Analysis of 2013 compared to 2012

Table 19, page 39

1.	Please expand your current disclosures in future filings to more clearly define and quantify the individual nonperforming loan components which you aggregate in this table. Additionally, in order to be fully compliant with Item III.C.1 of Guide III, please, separately present the aggregate amounts of loans in each of the following categories for the periods presented:

(a) Loans accounted for on a nonaccrual basis;

(b) Accruing loans which are contractually past due 90 days or more as to principal or interest payments; and

(c) Loans not included in above which are “troubled debt restructurings”

In this regard, provide a note to the tabular presentation to state the amount of nonaccrual troubled debt restructurings included in (a) Loans accounted for on a nonaccrual basis if not otherwise apparent.

Mr. John P. Nolan

United States Securities and Exchange Commission

October 3, 2014

Response:

In future Annual Reports on Form 10-K, FHN will revise the disclosure that was presented in Table 19, page 39 on the Form 10-K for the Fiscal Period Ended December 31, 2013.

In order to accommodate the requested disaggregation of FHN’s nonaccrual loans into portfolio components and other requested disclosures, we anticipate presenting the following tables in our Annual Report on Form 10-K for the period ended December 31, 2014. Please note that we have re-presented, for all periods within the proposed tables below, certain of the disclosures related to loans held-for-sale accounted for under the fair value option in order to incorporate the negative fair value adjustment presented in Table 17 – Nonperforming Loans that was also in our December 31, 2013 Form 10-K.

Nonaccrual/Nonperforming Loans, Foreclosed Assets, and Other Disclosures (a)

	December 31
(Dollars in thousands)	2013		2012		2011		2010		2009
Consumer:
Consumer real estate	$117,598		$64,445		$38,776		$35,451		$17,900
Permanent mortgage	38,171		32,721		35,989		125,718		97,909
Credit card & other (b)	1,397		1,698		2,141		19,276		189,846

Total consumer	157,166		98,864		76,906		180,445		305,655
Commercial:
Commercial, financial, and industrial	79,759		122,600		162,229		213,993		135,464
Commercial real estate	18,101		45,570		114,965		252,467		458,311

Total commercial	97,860		168,170		277,194		466,460		593,775

Total nonperforming loans (c)	255,026		267,034		354,100		646,905		899,430
Nonperforming loans held-for-sale	61,139		51,385		46,651		41,546		19,773
Foreclosed real estate and other assets	45,753		41,767		68,885		110,536		113,709
Foreclosed real estate from GNMA loans	25,809		18,923		16,360		14,865		11,481

Total foreclosed real estate and other assets	71,562		60,690		85,245		125,401		125,190
Total nonperforming assets (d)	$361,918		$360,186		$469,636		$798,987		$1,032,912

Troubled debt restructurings (e):
Accruing restructured loans	$246,894		$243,884		$206,210		$144,252		$36,714
Nonaccruing restructured loans (f)	105,409		114,138		72,798		116,191		36,093

Total troubled debt restructurings (e)	$352,303		$358,022		$279,008		$260,443		$72,807

Ratios:
Allowance to nonperforming loans in the loan portfolio	1.00	x	1.04	x	1.09	x	1.03	x	1.00	x
NPL % (g)	1.66%		1.60%		2.16%		3.85%		4.96%
NPA% (h)	1.95%		1.84%		2.57%		4.48%		5.56%

Certain previously reported amounts have been re-presented to be consistent with current presentation.

(a)	Balances do not include PCI loans even though the customer may be contractually past due. PCI loans were recorded at fair value upon acquisition and accrete interest income over the remaining life of the loan.

(b)	Nonperforming loans in this category are primarily One-time-close construction loans.

(c)	FHN estimates interest income that would have been earned during 2013 was approximately $14 million if the loans had performed in accordance with their original terms.

(d)	Balances do not include PCI loans or government-insured foreclosed real estate.

(e)	Excludes TDRs that are classified as held-for-sale nearly all of which are accounted for under the fair value option.

(f)	Amounts also included in nonperforming loans above.

(g)	Nonperforming loans in the loan portfolio to total period end loans.

(h)	Nonperforming assets related to the loan portfolio to total loans plus foreclosed assets exclusive of government-insured foreclosed real estate.

Mr. John P. Nolan

United States Securities and Exchange Commission

October 3, 2014

Accruing Delinquencies and Other Credit Disclosures

	December 31
(Dollars in thousands)	2013	2012	2011	2010	2009
Loans past due 90 days or more and still accruing (a):
Consumer:
Consumer real estate	$21,484	$30,403	$37,625	$47,937	$66,074
Permanent mortgage	6,129	9,592	12,415	29,367	59,986
Credit card & other	1,763	1,833	1,502	1,758	4,604

Total consumer	29,376	41,828	51,542	79,062	130,664
Commercial:
Commercial, financial, and industrial	1,810	422	234	182	2,856
Commercial real estate	1,078	—	—	—	4,303

Total commercial	2,888	422	234	182	7,159

Total loans past due 90 days or more and still accruing (a)	$32,264	$42,250	$51,776	$79,244	$137,823

Loans 30 to 89 days past due	$70,298	$80,893	$110,813	$173,233	$291,021
Loans 30 to 89 days past due — guaranteed (b)	187	47	67	3,801	76
Loans held-for-sale 30 to 89 days past due	14,538	15,333	7,591	8,646	17,524
Loans held-for-sale 30 to 89 days past due — guaranteed portion (b)	11,660	12,986	6,108	3,490	17,524
Loans held-for-sale 90 days past due	37,599	34,002	42,308	33,409	35,781
Loans held-for-sale 90 days past due — guaranteed portion (b)	35,118	31,699	36,299	26,790	32,159
Potential problem assets (c)	$343,359	$496,308	$729,421	$1,144,185	$1,382,698

Certain previously reported amounts have been re-presented to be consistent with current presentation.

(a)	Excludes loans classified as held-for-sale.

(b)	Guaranteed loans include FHA, VA, and GNMA loans repurchased through the GNMA buyout program.

(c)	Includes past due loans.

The proposed tables above, which disaggregate nonperforming loans and provide other requested disclosures, should be read in conjunction with similar disaggregated disclosures in other tables in our Form 10-K as of the most recent three and/or two years ended December 31. This includes for example, Table 15 – Asset Quality by Portfolio which provides the percentage that nonperforming loans comprise of each portfolio segment for the most recent 3 years; Table 20 – Troubled Debt Restructurings which disaggregates TDRs by portfolio segment and performance status; and the accrual/nonaccrual aging table within Note 4 – Loans which provides an aging schedule for both performing and nonperforming loans by portfolio class as of the most recent 2 years.

* * * * * *

First Horizon National Corporation acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope our response adequately addresses the comment raised in your letter. Any questions with respect to the foregoing should be directed to the undersigned at (901)257-6223.

Sincerely,

/s/ Jeff L. Fleming

Jeff L. Fleming

Executive Vice President and Chief Accounting Officer